UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Healthcare Realty Trust Incorporated
2.	Name of Person Relying on Exemption: Land & Buildings Capital Management, LLC Jonathan Litt
3.	Address of Person Relying on the Exemption: 1 Landmark Square 11th Floor Stamford, CT 06901
4.	Written Material. The following written materials are attached hereto and as Exhibit 99.1:

Press Release, dated June 16, 2022.

Twitter post, dated June 16, 2022

Presentation, dated June 16, 2022. See Exhibit 99.1.

*     *     *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Land & Buildings Capital Management, LLC (together with its affiliates, “Land & Buildings”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings.

PLEASE NOTE: Land & Buildings is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Land & Buildings Issues Presentation Outlining Opposition to Healthcare Realty Trust’s Proposed Acquisition of Healthcare Trust of America

Calls Out Flawed Process and HR’s Unwillingness to Engage with Welltower in Spite of What L&B Believes is WELL’s Superior Cash Offer With a 28% Premium to Current Share Price

Believes Proposed Merger Would Lower HR’s Valuation Given HTA’s Lower Quality Portfolio and Higher Debt Levels

Intends to Vote AGAINST the HTA Merger – Which Requires 2/3 Support from HR Shareholders – at July 15 Special Meeting

Stamford, CT (June 16, 2022) – Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”), a significant shareholder of Healthcare Realty Trust, Inc. (NYSE: HR) (“Healthcare Realty”, “HR”, or the “Company”), today issued an investor presentation outlining its opposition to the Company’s proposed merger with Healthcare Trust of America, Inc. (NYSE: HTA) ("HTA"), and its intention to vote against the deal at the July 15 Special Meeting.

The presentation can be viewed here.

Land & Buildings’ rationale for voting against the deal include:

•	Lack of Strategic Rationale for HR Shareholders: HR’s valuation will likely be negatively impacted by HTA’s historical trading valuations and lower quality assets.
•	Flawed Process and Evaluation of Welltower Proposal: Welltower's offer for HR is 28% higher than the current share price and is in line with the fairness opinions in HR’s proxy for its merger with HTA – yet HR management refused to engage on a potential deal. Highlights other flaws in the process, including potential conflicts of interest with HR management and Board.
•	History of Underperformance: HR’s current management has overseen underperformance over the past 1-,3-, and 5-year time periods – and there is no compelling reason why that would change post-merger.
•	Investor Disapproval of Deal: HR shareholders lack confidence in the merits of the deal, made clear by the 11% share price drop following the HTA merger announcement.

Jonathan Litt, Founder and Chief Investment Officer of Land & Buildings stated: “We see little strategic rationale for Healthcare Realty’s acquisition of Healthcare Trust of America and find it puzzling that HR rejected Welltower’s all-cash offer to pursue a value-destructive transaction. Numerous other HR shareholders that we have spoken to plan to vote against the deal, and we believe it will be difficult to reach the 2/3 threshold necessary for approval at the July 15 Special Meeting. We encourage the Board of Directors to seriously reconsider whether the path it has chosen is the right one for all shareholders.”

Land & Buildings urges HR shareholders to vote AGAINST the proposed merger with HTA at the upcoming Special Meeting.

Please note: this is NOT a proxy solicitation. Land & Buildings is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card. Executed proxy cards should be returned according to HR’s instructions.

Media Contact

Longacre Square Partners
Dan Zacchei
dzacchei@longacresquare.com

Investor Contact

Saratoga Proxy Consulting

John Ferguson

(212) 257-1311

1 Landmark Square, Stamford, CT 06901 • (203) 987-5830 • jl@lnbcg.com • landandbuildings.com